Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

March 4, 2010

Pamela A. Long Assistant Director United States Securities and Exchange Commission Mailstop 4631 Washington, D.C. 20549

Re:	Lihua International, Inc. Quarterly Report on Form 10-Q for the Period Ended September 30, 2009 Filed on November 16, 2009 File No.: 001-34445

Dear Ms. Long:

On behalf of our client, Lihua International Inc., a Delaware corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Commission") on February 19, 2010 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2009

Liquidity and Capital Resources, page 36

I.
We note your response to comment 13 of our letter dated January 29, 2010 and appreciate the additional disclosures you proposed. In future filings, please enhance your proposed tabular disclosure to include the amount of accounts receivable by product type, if available. Please provide your proposed disclosure supplementally.

The Company will include in its tabular disclosure the breakdown of accounts receivables in two categories:  CCA/Copper Wire and Copper Rod.  The following is an example of such disclosure:

	As the end of
	September 30, 2009	December 31, 2008
	Accounts Receivable	Accounts Receivable
CCA wire and Copper wire	$5,540,721	$5,042,739
Copper rod	1,642,407	-
Total	7,183,128	5,042,739

Pamela A. Long
March 4, 2010

Many of the Company’s customers purchase both CCA wire and Copper wire.  The Company’s standard practice has been to enter into one purchase contract covering the purchase of both products.  As a result the Company does not have financial data available to separately disclose the accounts receivable for CCA wire and Copper wire.

In response to a verbal comment received from the Staff on February 22, 2010, based upon a certification of the Chief Financial Officer of the Company dated as of the date hereof, we hereby confirm that the audited financial statements for the fiscal year ended December 31, 2009 are unavailable and that the Company meets the conditions set forth in Rule 3-01(c) of Regulation S-X.  As a result under Rule 3-12 of Regulation S-X the Company is not required to include updated financial statements prior to the Registration Statement being declared effective.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Very truly yours,

/s/ Tahra Wright

Tahra Wright, Esq.